PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS REPORTS

SECOND QUARTER 2016 RESULTS

All dollar references are in U.S. dollars, unless noted otherwise.

Brookfield, News, August 5, 2016 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“the Partnership” or “BPY”) today announced financial results for the quarter ended June 30, 2016.

“We continue to make good progress in recycling capital from mature, stabilized properties into higher-returning investments, with a further $1 billion of capital generated this quarter, bringing our year-to-date total to $1.5 billion,” said Brian Kingston, chief executive officer. “We are already seeing the benefits of this active capital management, with our Company FFO per unit up 25% over last year and we continue to see opportunities to invest in high-quality assets at attractive returns.”

Financial Results

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit amounts)	2016	2015	2016	2015
Net income(1)	$569	$1,165	$1,009	$2,174
Company FFO(2)	$250	$198	$467	$379

Net income per LP unit(3)	$0.45	$1.31	$0.77	$2.37
Company FFO per unit(4)	$0.35	$0.28	$0.66	$0.53

Net income for the quarter ended June 30, 2016 was $569 million ($0.45 per LP unit) versus $1,165 million ($1.31 per LP unit) for the same period in 2015. The decrease is attributable to lower fair value gains realized in our core office portfolio versus a year ago as well as higher tax benefits realized in the prior year, partially offset by higher fair value gains in our core retail portfolio.

Company FFO was $250 million ($0.35 per unit) for the quarter ended June 30, 2016 compared with $198 million ($0.28 per unit) for the same period in 2015. The year-over-year increase was driven by new investments, income from recently signed leases in the core office portfolio, and increased contribution from our multifamily residential operation.

(1) Condolidated basis – includes amounts attributable to non-controlling interests.

(2) See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” below in this press release for the definition and components.

(3) Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred units that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred units.

(4) Company FFO per unit is calculated based on 711.2 million units outstanding for the three and six months ended June 30, 2016 (2015 - 712.8 million). See reconciliation of basic net income in the "Reconciliation of Non-IFRS Measures" section below in this press release.

Operating Highlights

Our core office operations generated Company FFO of $150 million in the quarter ended June 30, 2016 compared to $146 million in the same period in 2015. The increase over the prior year reflects higher same-store NOI, primarily driven by new leases at Brookfield Place New York and developments reclassified as operating properties. This growth was partially offset by disposition activity and a lower British pound.

Occupancy in our core office portfolio finished the quarter at 91.7% on over 1.3 million square feet of total leasing. New leases were signed at average rents approximately 14% higher than expiring leases in the quarter. We also continued to advance our development pre-leasing through increased commitments from Amazon at Principal Place in London and Skadden at One Manhattan West in New York City, bringing those projects to 84% and 30% pre-let, respectively. Subsequent to quarter-end, we entered into an agreement with Scotiabank to lease 140,000 square feet at Brookfield Place Calgary, bringing that project to 81% pre-let once the lease is finalized.

Our core retail operations generated Company FFO of $108 million for the quarter ended June 30, 2016 compared to $109 million in the comparable period in 2015. This modest decrease is attributable to dispositions and higher interest expense due to higher average debt balances over the prior year, somewhat offset by positive same-store revenue growth of 2% derived from higher occupancy and rental rates.

Core same-store retail occupancy finished the second quarter of 2016 at 95.1%, a 50-basis-point increase from the same period in 2015. Signed leases in the quarter totaled 8.2 million square feet, with average suite-to-suite rent spreads of 26% for leases commencing in 2016 and 2017. Tenant sales (excluding anchors) increased by 2.8% on a trailing 12-month basis to $20.2 billion.

Our opportunistic investments generated Company FFO of $110 million for the quarter ended June 30, 2016 compared to $57 million in the same period in 2015. The significant increase in Company FFO over the prior year was largely a result of investments made during the last twelve months which contributed incremental income of $22 million, income earned on multifamily development dispositions of $21 million, and higher same-store growth in our industrial and hospitality businesses.

	Three months ended June 30,		Six months ended June 30,
(US$ Millions)	2016	2015	2016	2015
Company FFO by segment
Core Office	$150	$146	$299	$289
Core Retail	108	109	219	212
Opportunistic	110	57	183	111
Corporate	(118)	(114)	(234)	(233)
Company FFO(1)	$250	$198	$467	$379

Net income attributable to unitholders by segment
Core Office	$271	$1,060	$354	$1,854
Core Retail	194	25	404	172
Opportunistic	63	73	174	149
Corporate	(179)	(132)	(332)	(316)
Net income attributable to unitholders(1),(2)	$349	$1,026	$600	$1,859

(1) See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

(2) Unitholders refers to holders of general partner units and limited partner units of the Partnership, limited partner units of Brookfield Property L.P., and limited partner units of Brookfield Office Properties Exchange LP.

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Strategic Initiatives

During the second quarter we advanced a number of our capital recycling initiatives through the sales of:

•	A 33% interest in One New York Plaza. Together with the proceeds raised from a $750 million refinancing of this property earlier in the year, we surfaced a total of approximately $550 million of net equity from this asset.

•	An additional 25% interest in Potsdamer Platz in Berlin, resulting in a return of approximately $167 million of equity.

•	The King Street Wharf retail precinct in Sydney for A$90 million, generating net proceeds of $29 million.

•	Two Ballston Plaza in Northern Virginia for $79 million, generating net proceeds of $75 million.

•	A 50% (15% at BPY’s share) interest in the One Stockton retail property in San Francisco for approximately $50 million, generating net proceeds of approximately $42 million ($12 million at BPY’s share).

•	The office component of Pioneer Place mall in Portland, OR for approximately $122 million, generating net proceeds of approximately $116 million ($34 million at BPY’s share).

•	Our 50% interest in the Interhotel portfolio in Germany for a total price of €823 million in two separate transactions, resulting in net proceeds of approximately $265 million to BPY. The transactions closed in June and on August 1, respectively.

•	Subsequent to quarter-end, a 50% interest (15% at BPY’s share) in Fashion Show mall in Las Vegas for $1.25 billion, generating net proceeds of approximately $830 million ($241 million at BPY’s share).

In addition to these closed transactions, we also advanced further asset sales through entering into contracts to sell:

•	One Shelley Street in Sydney to an ASX-listed domestic REIT for A$525 million ($250 million of net equity).

•	A 50% interest in the Principal Place office development in London at a gross value of £763 million. The transaction will net proceeds of approximately $350 million to BPY when it closes in late 2016/early 2017.

The proceeds raised from asset sales were used to invest in our active development pipeline and to fund new acquisitions, including:

•	In our core office business:

̶	A 50% interest in a 766,000-square-foot development in Washington DC that is 70% pre-let.

̶	A 10% interest in the Aldgate Tower in London.

•	In our core retail business:

̶	A 50% interest (15% interest at BPY’s share) in 218 West 57th in New York.

•	In our opportunistic investing strategy:

̶	A portfolio of over 5,600 student housing units in the U.K.

̶	A 1.2 million-square-foot portfolio of suburban office properties in Maryland.

̶	A portfolio of 33 self-storage properties with 18,500 units in the U.S.

̶	Subsequent to quarter-end, we closed on the acquisition of Rouse Properties, Inc. at a price of $18.25 per share.

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Balance Sheet Update

To increase our balance sheet flexibility by increasing liquidity and extending the maturity of our debt, we executed on the following during the quarter:

•	We closed on an additional $700 million of bank commitments on BPY’s corporate credit facility, bringing the total line to $2.5 billion.

•	We completed a three-year, $425 million refinancing for One Allen Center, Three Allen Center and 1600 Smith Street in Houston from a consortium of banks at a floating rate of LIBOR plus 3.0%.

•	We also completed a four-year, $400 million construction loan for the 655 New York Ave office development in Washington DC, provided by a consortium of banks at a floating rate of LIBOR plus 2.3%.

•	Subsequent to quarter-end, we also closed on a £515 million construction loan for 100 Bishopsgate in London from a consortium of banks at a floating rate of LIBOR plus 3.0%.

Unit Repurchase Program

Utilizing the in-place Normal Course Issuer Bid, the Partnership purchased 341,700 of its Limited Partnership units in the second quarter of 2016 at an average price of $21.99 per unit.

Distribution Declaration

Our Board of Directors has declared the quarterly distribution of $0.28 per unit payable on September 30, 2016 to unitholders of record at the close of business on August 31, 2016. The quarterly distributions are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution is based on the Bank of Canada noon exchange rate on the record date or, if this falls on a weekend or holiday, on the preceding business day.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly Letter to Unitholders and Supplemental Information Package can be accessed before the market open on August 5, 2016 at www.brookfieldpropertypartners.com. This additional information should be read in conjunction with this press release.

* * * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-store NOI, funds from operations (“FFO”), Company FFO (“Company FFO”) and net income attributable to unitholders.

Company FFO and net income attributable to unitholders are also presented on a per unit basis. NOI, same-store NOI, FFO, Company FFO and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-store NOI, FFO, Company FFO and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

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NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-store NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-store NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to unitholders’ shares of General Growth Properties, Inc. (“GGP”), if all outstanding warrants of GGP were exercised on a cash-less basis. The Partnership believes this adjustment appropriately reflects its full economic interest in GGP based on the common shares and warrants owned by the Partnership, as such warrants are currently exercisable. The adjustment also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the Partnership insight into these trends for the real estate operations, by adjusting for non-real estate components.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P. and limited partnership units of Brookfield Office Properties Exchange LP. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership equally. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $66 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 149 premier office properties and 128 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, and self-storage assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldpropertypartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $240 billion in assets under management.

Please note that BPY’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investors section of its website at www.brookfieldpropertypartners.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please visit https://itunes.apple.com/us/app/brookfield-property-partners/id1052584266?ls=1&mt=8 to download on your iPhone or iPad or https://play.google.com/store/apps/details?id=com.theirapp.brookfield for your Android mobile device.

Brookfield Contact:

Matthew Cherry

Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s 2016 Second Quarter Results as well as the Letter to Unitholders and Supplemental Information on BPY’s website under the Investors section at www.brookfieldpropertypartners.com.

The conference call can be accessed via webcast on August 5, 2016 at 11:00 a.m. Eastern Time at www.brookfieldpropertypartners.com or via teleconference toll free 888-401-4675 or toll 719-457-2651, passcode: 4759434 at approximately 10:50 a.m. A recording of the teleconference can be accessed toll free 888-203-1112 or toll 719-457-0820, passcode: 4759434.

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Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEET

	Jun. 30,	Dec. 31,
(US$ Millions)	2016	2015
Assets
Investment properties	$44,172	$41,599
Equity accounted investments in properties	17,078	17,638
Hospitality properties	4,939	5,016
Participating loan notes	487	449
Financial assets	1,607	1,412
Accounts receivable and other	4,001	3,912
Cash and cash equivalents	1,244	1,035
Assets held for sale	1,193	805
Total Assets	$74,721	$71,866
Liabilities and Equity
Corporate debt obligations	$2,140	$1,632
Funds subscription facilities	419	1,594
Asset-level debt obligations	27,565	25,938
Subsidiary borrowings	1,262	1,362
Capital securities	3,987	4,031
Deferred tax liability	3,352	3,107
Accounts payable and other liabilities	2,948	3,027
Liabilities associated with assets held for sale	230	242
Total liabilities	41,903	40,933
Equity
Limited partners	7,337	7,425
General partner	6	6
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	14,041	14,218
Limited partner units of Brookfield Office Properties Exchange LP	287	309
Interests of others in operating subsidiaries and properties	11,147	8,975
Total Equity	32,818	30,933
Total Liabilities and Equity	$74,721	$71,866

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CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended Jun. 30,		Six Months Ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Commercial property and hospitality revenue	$1,282	$1,045	$2,494	$2,125
Direct commercial property and hospitality expense	(594)	(504)	(1,170)	(1,037)
	688	541	1,324	1,088
Investment and other revenue	51	125	86	194
Share of net earnings from equity accounted investments	286	549	416	813
	1,025	1,215	1,826	2,095
Expenses
Interest expense	(401)	(366)	(817)	(740)
Depreciation and amortization	(61)	(41)	(125)	(77)
General and administrative expense	(138)	(122)	(269)	(232)
Investment and other expense	(1)	(60)	(1)	(60)
	424	626	614	986
Fair value gains, net	286	179	623	1,007
Income tax (expense) benefit	(141)	360	(228)	181
Net income	$569	$1,165	$1,009	$2,174

Net income attributable to:
Limited partners	$129	$374	$221	$672
General partner	-	-	-	-
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	214	629	369	1,141
Limited partner units of Brookfield Office Properties Exchange LP	6	23	10	46
Interests of others in operating subsidiaries and properties	220	139	409	315
	$569	$1,165	$1,009	$2,174

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RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended Jun. 30,		Six Months Ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Commercial property and hospitality revenue	$1,282	$1,045	$2,494	$2,125
Direct commercial property and hospitality expense	(594)	(504)	(1,170)	(1,037)
NOI	688	541	1,324	1,088
Investment and other revenue	51	125	86	194
Share of equity accounted income excluding fair value gains	220	159	438	330
Interest expense	(401)	(366)	(817)	(740)
General and administrative expense	(138)	(122)	(269)	(232)
Investment and other expense	(1)	(60)	(1)	(60)
Depreciation and amortization of non-real estate assets	(5)	(7)	(10)	(12)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(175)	(112)	(317)	(234)
FFO	239	158	434	334
Depreciation and amortization of non-real estate assets, net(1)	5	8	11	13
Transaction costs(1)	10	25	19	25
Gains/losses on disposition of non-investment properties(1)	(14)	(3)	(20)	(14)
FFO from GGP Warrants(2)	10	10	23	21
Company FFO	$250	$198	$467	$379

FFO	239	158	434	334
Depreciation and amortization of real estate assets	(56)	(34)	(115)	(65)
Fair value gains, net	286	179	623	1,007
Share of equity accounted income - Non FFO	66	390	(22)	483
Income tax benefit (expense)	(141)	360	(228)	181
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(45)	(27)	(92)	(81)
Net income attributable to unitholders	349	1,026	600	1,859
Non-controlling interests of others in operating subsidiaries and properties	220	139	409	315
Net income	$569	$1,165	$1,009	$2,174

(1)	Presented net of non-controlling interests on a proportionate basis.
(2)	Represents the FFO that would have been attributable to the Partnership’s shares of GGP, if all outstanding warrants of GGP were exercised on a cashless basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

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NET INCOME PER UNIT

	Three months ended
	Jun. 30, 2016			Jun. 30, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$349	711.2	$0.49	$1,026	712.8	$1.44
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	349	781.2	0.45	1,026	782.8	1.31
Dilutive effect of conversion of capital securities and options	10	37.3	0.27	8	37.3	0.21
Fully-diluted per IFRS	$359	818.5	$0.44	$1,034	820.1	$1.26

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares

	Three months ended
	Jun. 30, 2016			Jun. 30, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$349	711.2	$0.49	$1,026	712.8	$1.44
Dilutive effect of conversion of preferred shares(1)	29	70.0	0.41	29	70.0	0.41
Dilutive effect of conversion of capital securities and options	10	37.3	0.27	8	37.3	0.21
Fully-diluted per management	$388	818.5	$0.47	$1,063	820.1	$1.30

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry

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NET INCOME PER UNIT

	Six months ended
	Jun. 30, 2016			Jun. 30, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$600	711.2	$0.84	$1,859	712.8	$2.61
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	600	781.2	0.77	1,859	782.8	2.37
Dilutive effect of conversion of capital securities and options	21	37.1	0.57	18	40.4	0.45
Fully-diluted per IFRS	$621	818.3	$0.76	$1,877	823.2	$2.28

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares

	Six months ended
	Jun. 30, 2016			Jun. 30, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$600	711.2	$0.84	$1,859	712.8	$2.61
Dilutive effect of conversion of preferred shares(1)	58	70.0	0.83	58	70.0	0.83
Dilutive effect of conversion of capital securities and options	21	37.1	0.57	18	40.4	0.45
Fully-diluted per management	$679	818.3	$0.83	$1,935	823.2	$2.35

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry

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